April 1, 2013 Unofficial Consolidation – Rule 13-502 Fees [Form 13-502F1]

FORM 13-502F1
CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: Adira Energy Ltd.

End date of last completed fiscal year: December 31, 2012

End date of reference fiscal year: December 31, 2011

(A reporting issuer’s reference fiscal year is the reporting issuer’s last fiscal year ending before May 1, 2012, provided that it was a reporting issuer at the end of that fiscal year and, if it became a reporting issuer in that year as a consequence of a prospectus receipt, all or substantially all of its securities were listed or quoted on a marketplace at the end of that fiscal year. In any other case, it is the reporting issuer’s last completed fiscal year.)

Market value of listed or quoted securities:
Total number of securities of a class or series outstanding as at the end of the
issuer’s reference fiscal year	101,768,453 (i)

Simple average of the closing price of that class or series as of the last trading
day of each month in the reference fiscal year, computed with reference to	$0.49 (ii)
clauses 2.7(1)(a)(ii)(A) and (B) and subsection 2.7(2) of the Rule

Market value of class or series	(i) X (ii) =	$49,867,000 (A)

(Repeat the above calculation for each other class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the
United States of America at the end of the reference fiscal year)		(B)

Market value of other securities not valued at the end of any trading day in a month:(See paragraph 2.7(1)(b) of the Rule)
(C)
(Provide details of how value was determined)

(Repeat for each other class or series of securities to which paragraph 2.7(1)(b)		(D)
of the Rule applies)

Capitalization for the reference fiscal year
(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	$49,867,000

Participation Fee (determined without reference to subsections 2.2(3.1) of
the Rule)		$2,320 (iii)

April 1, 2013 Unofficial Consolidation – Rule 13-502 Fees [Form 13-502F1]

(From Appendix A of the Rule, select the participation fee
beside the capitalization calculated above)

Did the issuer become a reporting issuer in the previous fiscal year as a result
of a prospectus receipt? If no, participation fee equals (iii) amount above.	$2,320 (iii)

If yes, prorate (iii) amount as calculated in subsection 2.2(3.1) of the Rule to
determine participation fee.	(iv)

Late Fee, if applicable
(As determined under section 2.5 of the Rule)